Exhibit 99.401

Nextech AR Launches its Public Version of ARitize 3D Saas For Ecommerce

Everyone can now use ARitize 3D to turn their 2D products into 3D/AR Visualizations

VANCOUVER, B.C., Canada – January 20, 2022 - Nextech AR Solutions Corp. (“Nextech’’ or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services is pleased to announce the launch of its ARitize 3D SaaS offering to the public. With this launch, Nextech now extends 3D model creation to an unlimited list of customers, including small, medium and large ecommerce businesses who want to quickly scale the creation of 3D models in a cost effective way. Nextech believes that it is first to market with this self-service AR SaaS platform for ecommerce which offers scalability, affordability, ease of use, and the highest quality 3D models.

Sign up via the Company’s website - click here

Aritize 3D SaaS was first released as a Beta version in November, the Company has now moved the platform out of Beta and into Public use. This SaaS launch expands Nextech’s revenue opportunity into a no-touch self-service with a growing base of monthly recurring revenue (MRR) and brings Nextech’s state-of-the-art ARitize 3D modeling factory to the public. Nextech’s pricing plans are much more affordable than other platforms and separates itself from competitors.

ARitize 3D is the One-Stop-Shop 3D + AR solution for ecommerce that is:

●	Affordable - lowest cost provider
●	Scalable - fastest, seamless , high quality
●	Frictionless - requires low implementation effort
●	AI & ML powered - automated 3D model creation
●	End to End - from model creation to CMS & AR visualization

Nextech is working on integration with all the major ecommerce aggregators including, Shopify, BigCommerce, WooCommerce, Wix, and Magento. With these integrations, users will have an affordable, frictionless, and seamless one click SaaS solution for 3D model making,and AR product visualizations.

With ARitize 3D Saas, whether a customer wants to create 5 models or 5000 models, they just have to sign up, select the applicable pricing plan, enter a credit card payment method, and enable WebAR for their website. After signing up, using Nextech’s artificial intelligence-powered technology, customers can create the 3D/AR models in 3 simple steps.

Watch a video to preview the process of creating a 3D model - click here.

The Company also offers an array of enhanced 3D model and AR visualisations including; product hotspots, animations, 360+ exploded views, 3D swirl ads, configurator, 3D carousel, virtual staging and room decorator. These enhanced features allow companies to provide even further detail and context to 3D models, including changing colours and textures, breaking apart the model into an “exploded view” to see all the individual parts of the product, providing animation to any part of the product that requires movement, and much more. These enhancements provide the Company with significant high margin revenue opportunities.

ARitize 3D has been gaining substantial market traction, and will continue to expand with this latest Saas offering. More and more ecommerce businesses recognize that the future of online commerce rests in product visualizations through 3D models, as it has been proven to increase conversions and reduce returns. Nextech believes it is becoming a leader in the 3D modeling industry through ARitize 3D, which is already supplying many notable retailers with 3D models and AR product visualizations, including Kohl’s, Lighting Plus New Zealand, Pier 1, Kmart Australia, Ezooza, NorthByNorth, The Office Group, Just Recliners, Never Summer, Mitra10, Cle Privee, Seville Classics, Bizrklan Eyewear, Source for Sports, Bothwell Cheese, FKA Brands, Visolab, O2 Vape, Poly & Bark, Skate One, Adler Jewelers and many others as demand for this technology is growing over a variety of sectors.

Watch a video of ARitize 3D - click here

Nextech AR CEO Evan Gappelberg commented, “This is an extremely exciting time for Nextech, as the launch of our ARitize 3D SaaS solution for eCommerce is now available to the masses. We are poised to become the world’s leading 3D + AR model factory. No other platform can match our quality, scalability, affordability,and now ease of use in the global 3D model making market.” He continues, “we are driven to keep adding more advanced offerings including ARitize CAD (CAD files to 3D models for industrial manufacturers), and enhanced features like the color configurator, and NFT minting of 3D models cementing ourselves as the defacto state of the art, one-stop-solution for 3D modeling. Why would a company or brand go to several other platforms, when they can get everything they need with Nextech’s integrated tech stack? We are seeing great demand for 3D models from enterprise companies as well as small and medium sized ecommerce businesses, and I believe this demand will only accelerate in 2022 with this public launch.”

ARitize CAD

Next, the Company plans to bring its ARitize CAD solution to the public as a SaaS offering. Nextech believes that with the combination of ARitize 3D and Nextech’s ARitize CAD which enables manufacturers to convert CAD files into 3D AR models at scale the Company has a major competitive edge in the 3D modeling market and believes it is well positioned in becoming the world’s leading 3D modeling factory.

Stock Compensation

Paul Duffy – President, has taken restricted shares in lieu of cash for services rendered by Moonshot Inc. (Paul Duffy) in the amount of CAD $66,666.67 for 43,011 common shares. The deemed price per share is $1.55 CAD. All securities issued in this transaction will be subject to a 4-month hold period in Canada and are subject to Exchange approvals.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

For further information, please contact:

Investor Relations Contact

Lindsay Betts

investor.relations@Nextechar.com

866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse Company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

4